SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)
(Amendment No. 6)(1)

Summit Properties Partnership, L.P.

(Name of Issuer)

Common Units of Limited Partnership Interest

(Title of Class of Securities)

N/A

(CUSIP Number)

Steven R. LeBlanc, 309 East Morehead Street, Suite 200, Charlotte, NC 28202 (704) 334-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 15, 2002

(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 7 Pages)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. N/A	13D	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Summit Properties Inc. 56-1857807

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Maryland

	7.	SOLE VOTING POWER
NUMBER OF		27,257,849 (1)
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		-0-
EACH
REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON WITH		27,257,849 (1)

	10.	SHARED DISPOSITIVE POWER
-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,257,849 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
88.5% (1)

14.	TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  On August 15, 2002, the Reporting Person also beneficially owned 311,244 common units which constituted its general partnership interest in Summit Properties Partnership, L.P. The Reporting Person’s general and limited partnership interests, which were represented by a total of 27,569,093 common units, entitled it to share in 88.6% of the cash distributions from, and profits and losses of, Summit Properties Partnership, L.P. available to the holders of common units.

     This Amendment No. 6 to Schedule 13D amends the statement on Schedule 13D which was filed by Summit Properties Inc. (the “Reporting Person”) on March 15, 1999 and amended by the Reporting Person on December 30, 1999, May 11, 2000, March 9, 2001, August 15, 2001 and February 15, 2002 (as so amended, the “Initial Statement”) and relates to common units of limited partnership interest (“Units”) in Summit Properties Partnership, L.P., a Delaware limited partnership (the “Issuer”). The Initial Statement is hereby amended as set forth below. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Initial Statement.

ITEM 2. Identity and Background.

     Item 2 is hereby amended by attaching hereto and incorporating herein a revised Schedule I which replaces in its entirety the Schedule I included as a part of the Initial Statement.

ITEM 4. Purpose of Transactions.

     Item 4 of the Initial Statement is hereby amended and supplemented by adding thereto the following information:

     Information regarding the nature of the acquisitions and dispositions of Units by the Reporting Person on the relevant dates with respect to this report is set forth on Schedule II hereto, which is incorporated herein by reference.

ITEM 5. Interest in Securities of the Issuer.

     Item 5(a) is hereby amended and restated as follows:

     (a)  The Reporting Person beneficially owned 27,257,849 Units, or approximately 88.5% of the outstanding Units, as of August 15, 2002. The Reporting Person also beneficially owned 311,244 common units which constituted its general partnership interest in the Issuer. The Reporting Person’s general and limited partnership interests, which were represented by a total of 27,569,093 common units, entitled it to share in 88.6% of the cash distributions from, and profits and losses of, the Issuer available to the holders of common units. Information regarding the number and percentage of Units beneficially owned by directors and executive officers of the Reporting Person is set forth on Schedule I.

     Item 5(c) is amended by attaching hereto and incorporating herein a revised Schedule II which replaces in its entirety the Schedule II included as a part of the Initial Statement.

ITEM 7. Material to be Filed as Exhibits.

     Item 7 of the Initial Statement is hereby amended and supplemented by adding thereto the following exhibit:

Assignment and Assumption Agreement, dated as of March 27, 2002, by and between the Issuer and the Reporting Person (incorporated herein by reference to Exhibit 3.2 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001, File No. 000-22411)

(Page 3 of 7 Pages)

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

November 13, 2002

(Date)

/s/ Gregg D. Adzema

(Signature)

Gregg D. Adzema/
Executive Vice President and
Chief Financial Officer

(Name/Title)

(Page 4 of 7 Pages)

SCHEDULE I

	Principal Occupation or Employment/	Number of Units
Name	Name and Address of Business (1)	Beneficially Owned (2)

Director and Executive Officer:

Steven R. LeBlanc	President and Chief Executive	-0-
Officer of the Reporting Person

Directors:

William F. Paulsen	Co-Chairman of the Board of	596,045 (3)
Directors of the Reporting Person

William B. McGuire, Jr.	Co-Chairman of the Board of	620,313 (4)
Directors of the Reporting Person

James H. Hance, Jr.	Vice Chairman and Chief	-0-
Financial Officer
Bank of America
100 North Tryon Street
Charlotte, NC 28202

Henry H. Fishkind	President	-0-
Fishkind & Associates, Inc.
11869 High Tech Avenue
Orlando, FL 32817

Nelson Schwab III	Managing Director	-0-
Carousel Capital
201 North Tryon Street
Charlotte, NC 28202

James M. Allwin	President	-0-
Aetos Capital, LLC
375 Park Avenue
New York, NY 10152

Executive Officers:

Michael L. Schwarz	Executive Vice President and	-0-
Chief Operating Officer of the
Reporting Person

Douglas E. Brout	Executive Vice President of	-0-
Investments of the Reporting Person

(Page 5 of 7 Pages)

	Principal Occupation or Employment/	Number of Units
Name	Name and Address of Business (1)	Beneficially Owned (2)

Randall M. Ell	Executive Vice President of Property	-0-
Operations of the Reporting Person

Gregg D. Adzema	Executive Vice President and	-0-
Chief Financial Officer of the
Reporting Person

Keith L. Downey	Executive Vice President of
	Construction of the Reporting Person	-0-

(1)	Unless otherwise noted, the business address of such person is Summit Properties Inc., 309 East Morehead Street, Suite 200, Charlotte, NC 28202.

(2)	Each person possesses sole voting and dispositive power with respect to the Units beneficially owned by such person as set forth above.

(3)	Represents approximately 1.9% of the Units outstanding as of August 15, 2002.

(4)	Represents approximately 2.0% of the Units outstanding as of August 15, 2002.

(Page 6 of 7 Pages)

SCHEDULE II

     Described below are the acquisitions and dispositions of Units of the Issuer by the Reporting Person on August 15, 2002 and during the 60 days prior to such date. With respect to Units acquired or disposed of by the Reporting Person as a result of a transaction under an Employee Plan or the DRIP, each such Unit corresponds to the issuance of a share of Common Stock by the Reporting Person pursuant to such Employee Plan or the DRIP or the reduction in the number of shares previously issued by the Reporting Person pursuant to such Employee Plan.

Date	No. of Units	Nature of Transaction

6/24/02	265	Reduction in the number of shares of Common Stock issued by the Reporting Person pursuant to an Employee Plan (Disposition)

6/26/02	93	Reduction in the number of shares of Common Stock issued by the Reporting Person pursuant to an Employee Plan (Disposition)

6/28/02	133	Reduction in the number of shares of Common Stock issued by the Reporting Person pursuant to an Employee Plan (Disposition)

7/1/02	322	Reduction in the number of shares of Common Stock issued by the Reporting Person pursuant to an Employee Plan (Disposition)

	4,155	Issuance of shares of Common Stock by the Reporting Person pursuant to an Employee Plan (Acquisition)

7/3/02	70	Reduction in the number of shares of Common Stock issued by the Reporting Person pursuant to an Employee Plan (Disposition)

7/26/02	77	Reduction in the number of shares of Common Stock issued by the Reporting Person pursuant to an Employee Plan (Disposition)

8/1/02	133	Reduction in the number of shares of Common Stock issued by the Reporting Person pursuant to an Employee Plan (Disposition)

8/2/02	2,400	Issuance of shares of Common Stock by the Reporting Person pursuant to an Employee Plan (Acquisition)

8/7/02	68	Reduction in the number of shares of Common Stock issued by the Reporting Person pursuant to an Employee Plan (Disposition)

8/13/02	348	Reduction in the number of shares of Common Stock issued by the Reporting Person pursuant to an Employee Plan (Disposition)

8/15/02	160,505	Issuance of shares of Common Stock by the Reporting Person pursuant to the DRIP (Acquisition)

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